Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
HealthExtras Benefits Administrator, Inc.	Delaware
Managed Healthcare Systems, Inc.	Florida
U.S. Scripts, Inc.	Delaware